FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 12a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                  May 13, 1999

                           Commission File No. 0-26498

                             NUR MACROPRINTERS LTD.
             (Exact Name of Registrant as specified in its Charter)

                                 Not Applicable
                 (Translation of Registrant's Name into English)

                              5 David Navon Street
                                Moshav Magshimim
                                  56910 Israel
                    (Address and principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  [X]         Form 40-F  [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [ ]              No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

     Attached hereto and incorporated by reference herein is a press release of the registrant dated May 13, 1999.

                             NUR MACROPRINTERS LTD.

For immediate release

NUR Macroprinters Ltd. Reports Record First Quarter Revenues and Profits

Revenues Increased 55%; Earnings More than Tripled

Magshimim, Israel, May 13, 1999 - NUR Macroprinters Ltd. (NASDAQ: NURM), a leading manufacturer and marketer of wide-format digital inkjet printers and consumables, today announced record revenues and record profits for the first quarter ended March 31, 1999. This marks the eighth consecutive quarter of revenues and earnings growth for the company.

Revenues for the first quarter of 1999 increased 55% to $11.58 million, compared to $7.49 million for the same quarter last year. Gross profit increased 47% to $5.69 million versus $3.86 million for the comparable period last year, although gross margin was down to 49% in the first quarter from 51% during the first quarter of 1998. Total operating expenses increased 28% to $3.3 million in the first quarter of 1999 from $2.6 million in the first quarter of 1998, due primarily to increases in research and development and selling expenses. Net income increased by 276% to $1.28 million from $0.34 million for the comparable period last year. Earnings per share increased to $0.12 per share, as compared to $0.03 per share for the comparable period last year.

Mr. Erez Shachar, President and CEO remarked, "We've started the year with our eighth consecutive quarter of revenues and earnings growth. The strong revenue performance reflects the continuing success of the NUR Blueboard family of superwide printing systems and, in particular, the enthusiastic response from the market to the introduction of our new NUR Blueboard HiQ model. Our current customers have also expressed confidence in NUR by purchasing the NUR HiQ upgrade kit that allows for field upgrades to the HiQ model for current NUR Blueboard and NUR Blueboard 2 users.

In addition to printing systems sales, strong growth in digital printing consumables has also contributed to our success in the first quarter. This contribution can be largely attributed to NUR Media Solutions, our subsidiary devoted to developing and marketing substrates and media solutions for wide and superwide format printing."

"The first quarter of 1999 also saw the establishment of two new NUR subsidiaries to serve as regional sales and service organizations," continued Mr. Shachar. "NUR Asia Pacific Ltd. is now operating out of Shanghai, China while NUR Middle East & Africa, based in Belgium, is now capitalizing on growing markets in the Middle East and Africa. We expect to begin to see sales from these organizations later this year."

Besides the introduction of the NUR Blueboard HiQ, the NUR Fresco, NUR's unique screenless wide-format production press, was also launched in the first quarter of 1999. The NUR Fresco was unveiled in February 1999 at an event hosted by NUR America, Inc., NUR Macroprinters' U.S. subsidiary. Since that time, NUR has received enthusiastic interest in the product and has started accepting orders. First beta site installations are scheduled for the second quarter of 1999 and the company expects to recognize revenues from sales during the third quarter of 1999. The NUR Fresco made its public debut at the International Sign Association exposition in Las Vegas on April 29, 1999.

NUR Macroprinters Ltd. is a world leader in the development, manufacturing, marketing and servicing of wide-format inkjet printing systems and consumables. NUR's printers are marketed principally to commercial printers, media companies, and screen printers for a variety of large format applications. Common applications include fleet graphics and advertising, exhibition and trade show displays, informational murals and outdoor signage, frontlit and backlit displays for retail and point-of-purchase windows, airports, hospitals, shopping centers, courtroom exhibits, sporting events and cinema houses, decorative construction scaffolding covers, scenery backdrops for theater, television and film studios and more. NUR printers are installed in over 180 sites throughout Europe, North and South America, Africa and Asia.

Certain statements made herein that use the words "estimate," "project," "intend," "expect," "believe" and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of NUR Macroprinters Ltd. to be materially different from those which may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in demand for NUR Macroprinters Ltd.'s products, inability to timely develop and introduce new technologies, products and applications and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company's business, reference is made to NUR Macroprinters Ltd.'s reports filed from time to time with the Securities and Exchange Commission.

                                      # # #
Contacts:

Hilel Kremer              NUR Macroprinters Ltd.            Tel: 972-3-908-7676
Ayelet Shaked             The Anne McBride Co.              Tel: 212-983-1702

                                      # # #

       NUR MACROPRINTERS LTD.

Consolidated Statements Of Operations
US$ in thousands, except per share data

                                                         Three months         Three months        Percent
                                                             ended               ended
                                                            3/31/99             3/31/98            Change
                                                         ------------         ------------        -------
                                            Revenues
              Sales of printers and related products        $ 10,579             $ 6,721           57.40%
                          Sales of printed materials           1,001                 764           31.02%
                                                              11,580               7,485           54.71%
                                                                                                   -----
                                    Cost of revenues
      Cost of sales of printers and related products           5,321               3,203           66.13%
                  Cost of sales of printed materials             566                 421           34.44%
                                                               5,887               3,624           62.44%
                                                                                                   -----

                                        Gross profit           5,693               3,861           47.45%
                                        Gross margin           49.16%              51.58%          -4.69%

                     Research & Development expenses           1,220                 753           62.02%
                                         Less-Grants           (182)                   0
                Research & Development expenses, net           1,038                 753           37.85%
                               Selling expenses, net           2,018               1,420           42.11%
                 General and administrative expenses           1,310               1,185           10.55%
                            Total Operating Expenses           3,328               2,605           27.75%

                                    Operating income           1,327                 503          163.82%

                              Financial expenses net            (91)               (137)          -33.58%
                                    Other income net              67                   0
                                     Taxes on income            (22)                (24)           -8.33%
                                   Minority interest             (5)                 (2)          150.00%

                           Net income for the period           1,276                 340          275.29%
                                                               11.02%               4.54%         142.58%
                                   Earning per share          $ 0.12              $ 0.03
                                                          ==========          ==========
                         Dilluted earnings per share          $ 0.11              $ 0.03
                                                          ==========          ==========
                   Weighted average number of shares
                       outstanding during the period      10,880,000          10,880,000
                                                          ==========          ==========
Weighted average number of shares outstanding during
     the period used for dilluted earnings per share      11,872,666          11,366,182
                                                          ==========          ==========

       NUR MACROPRINTERS LTD.

Condensed Balance Sheets, US$ in thousands

                                                   March 31,    December 31,      Percent
                                                     1999           1998          Change
                                                   --------     ------------      -------
                          Current Assets :
                 Cash and cash equivalents         $ 3,362        $ 2,327           44%
                     Marketable securities             130             63            -
               Accounts receivable - trade           9,877          9,091            9%
    Other receivables and prepaid expenses           2,176          2,756          -21%
                               Inventories           4,677          3,699           26%
                                                                                  ----

                      Total Current Assets          20,222         17,936           13%
                                                                                  ----

                               Investments
       Restricted long - term bank deposit             295            337          -12%
                       Severance pay funds             469            369           27%
                          Prepaid expenses              29             59          -51%
                                                                                  ----
                                                       793            765            4%
                                                                                  ----

               Property and Equipment, net           2,775          3,058           -9%

                         Other assets, net             203            236          -14%

                              Total assets          23,993         21,995            9%

      Liabilities and Shareholders' Equity
                     Current Liabilities :
                  Short - term bank credit           3,483          2,972           17%
   Current maturities of long - term loans             151            224          -33%
                            Trade payables           5,538          6,104           -9%
    Accrued expenses and other liabilities           3,839          2,926           31%
                   Advances from customers             537            269          100%
                                                                                  ----
                 Total Current Liabilities          13,548         12,495            8%
                                                                                  ----
                  Long -Term Liabilities :
                         Long - Term loans             947            950           -0%
                   Long - Term Liabilities             513            587           -
                     Accrued severance pay             580            464           25%
                                                                                  ----
                                                     2,040          2,001            2%
                                                                                  ----

                         Minority interest              64             69           -7%
                                                                                  ----

                    Shareholders' Equity :
                             Share capital           2,729          2,729            0%
                           Capital surplus          14,245         14,376           -1%
         Cumulative translation adjustment            (69)            165         -142%
                                   Deficit         (8,564)        (9,840)          -13%
                                                                                  ----
                Total Shareholders' Equity           8,341          7,430           12%
                                                                                  ====
Total Liabilities and Shareholders' Equity          23,993         21,995            9%
                                                                                  ====

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         NUR MACROPRINTERS LTD.



Date:   May 13, 1999                     By:  /s/ Erez Shachar
                                              ---------------------------
                                         Name:    Erez Shachar
                                         Title:   Chief Executive Officer